UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 1, 2022

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In the Matter of

Blackout Entertainment Group Inc.
1765 Townsend Ave. Apt. 5h
Bronx, New York 10453-7688

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11160

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       Blackout Entertainment Group Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 1, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief